Exhibit 99
	For Release:	August 4, 2021

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports second quarter earnings of 53 cents per share

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2021 earnings of 53 cents per share on net income of $27.9 million. Last year’s results were 39 cents per share on net income of $20.1 million. Results in the second quarter of 2020 included an $8.3 million after tax-charge, or 16 cents per share, for the Minnesota Power rate case resolution.

“We are encouraged by the healthy production rebound of Minnesota Power’s taconite customers,” said ALLETE Chair, President and CEO Bethany Owen. “Electric sales to these industrial customers have been robust so far in 2021, and we anticipate continued strength through the remainder of the year, as evidenced by the positive steel industry outlook. Our other businesses generally performed within expectations for the quarter.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $21.5 million, compared to $11.1 million in the second quarter of 2020 which included the rate case resolution impact. Second quarter 2021 earnings reflect higher net income at Minnesota Power primarily due to higher kilowatt-hour sales to commercial and municipal customers, higher cost recovery rider revenue and positive income tax expense timing impacts. These increases were offset by lower power market sales due to the expiration of a related contract, higher operating and maintenance expense and higher property tax expense.

ALLETE Clean Energy recorded second quarter 2021 net income of $5.1 million compared to $4.0 million in 2020. Net income in 2021 reflects earnings from the Diamond Spring wind energy facility which commenced operations in December 2020.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded net income of $1.3 million in 2021 compared to net income of $5.0 million in 2020. Net income in 2021 included lower earnings from marketable equity securities held in certain benefit trusts and additional income tax expense which varies quarter to quarter based on an estimated annual effective tax rate. These decreases were partially offset by earnings from our investment in Nobles 2 which commenced operations in December 2020.

“For the quarter, our consolidated financial results are similar to those in 2020, excluding the 2020 second quarter rate case resolution impact,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “ALLETE’s 2021 full year results are expected to be in the range of $3.00 to $3.30 per share, on a consolidated basis. As expressed earlier this year, we view the current year as transitional, with key growth positioning initiatives underway in support of higher earnings in 2022 and beyond.”

Live Webcast on August 4, 2021; conference call slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), August 4, 2021, at which time management will discuss the second quarter of 2021 financial results. Interested parties may listen live by calling 877-303-5852, pass code 9589033, ten minutes prior to the start time, or may listen to the live audio-only webcast and view supporting slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

presentations. A replay of the call will be available through August 11, 2021 by calling (855) 859-2056, pass code 9589033. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Operating Revenue
Contracts with Customers – Utility	$290.4	$200.8	$583.4	$466.1
Contracts with Customers – Non-utility	42.3	39.6	85.7	83.1
Other – Non-utility	2.9	2.8	5.7	5.6
Total Operating Revenue	335.6	243.2	674.8	554.8
Operating Expenses
Fuel, Purchased Power and Gas – Utility	128.9	69.3	249.3	158.3
Transmission Services – Utility	19.2	16.4	36.9	34.9
Cost of Sales – Non-utility	15.8	16.3	32.6	33.2
Operating and Maintenance	67.1	59.0	133.4	120.0
Depreciation and Amortization	57.9	54.5	115.9	107.9
Taxes Other than Income Taxes	18.5	15.0	36.5	27.6
Total Operating Expenses	307.4	230.5	604.6	481.9
Operating Income	28.2	12.7	70.2	72.9
Other Income (Expense)
Interest Expense	(17.4)	(15.9)	(34.5)	(31.6)
Equity Earnings	5.1	6.4	9.9	11.6
Other	1.8	5.2	5.1	6.2
Total Other Expense	(10.5)	(4.3)	(19.5)	(13.8)
Income Before Income Taxes	17.7	8.4	50.7	59.1
Income Tax Benefit	(4.0)	(8.5)	(14.4)	(22.3)
Net Income	21.7	16.9	65.1	81.4
Net Loss Attributable to Non-Controlling Interest	(6.2)	(3.2)	(14.6)	(5.0)
Net Income Attributable to ALLETE	$27.9	$20.1	$79.7	$86.4
Average Shares of Common Stock
Basic	52.2	51.8	52.2	51.8
Diluted	52.3	51.9	52.2	51.8
Basic Earnings Per Share of Common Stock	$0.53	$0.39	$1.53	$1.67
Diluted Earnings Per Share of Common Stock	$0.53	$0.39	$1.53	$1.67
Dividends Per Share of Common Stock	$0.63	$0.6175	$1.26	$1.235

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30	Dec. 31,		Jun. 30	Dec. 31,
	2021	2020		2021	2020
Assets			Liabilities and Equity
Cash and Cash Equivalents	$62.5	$44.3	Current Liabilities	$595.5	$459.6
Other Current Assets	216.8	210.6	Long-Term Debt	1,664.6	1,593.2
Property, Plant and Equipment – Net	5,021.6	4,840.8	Deferred Income Taxes	188.7	195.7
Regulatory Assets	491.9	480.9	Regulatory Liabilities	514.9	524.8
Equity Investments	317.8	301.2	Defined Benefit Pension and Other Postretirement Benefit Plans	210.7	225.8
Other Non-Current Assets	182.7	206.8	Other Non-Current Liabilities	277.0	285.3
			Equity	2,841.9	2,800.2
Total Assets	$6,293.3	$6,084.6	Total Liabilities and Equity	$6,293.3	$6,084.6

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2021	2020	2021	2020
Millions
Regulated Operations	$21.5	$11.1	$66.5	$68.6
ALLETE Clean Energy	5.1	4.0	12.5	15.7
Corporate and Other	1.3	5.0	0.7	2.1
Net Income Attributable to ALLETE	$27.9	$20.1	$79.7	$86.4
Diluted Earnings Per Share	$0.53	$0.39	$1.53	$1.67

Statistical Data
Corporate
Common Stock
High	$72.60	$64.90	$72.60	$84.71
Low	$66.43	$48.22	$58.90	$48.22
Close	$69.98	$54.61	$69.98	$54.61
Book Value	$44.44	$43.67	$44.44	$43.67

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	247	246	578	567
Commercial	317	286	658	638
Industrial	1,775	1,235	3,573	3,137
Municipal	138	131	298	287
Total Retail and Municipal	2,477	1,898	5,107	4,629
Other Power Suppliers	1,194	706	2,442	1,528
Total Regulated Utility Kilowatt-hours Sold	3,671	2,604	7,549	6,157

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$32.0	$24.7	$72.5	$61.1
Commercial	39.2	27.7	76.4	63.0
Industrial	138.8	87.7	266.5	205.7
Municipal	11.5	9.0	24.1	19.3
Total Retail and Municipal Electric Revenue	221.5	149.1	439.5	349.1
Other Power Suppliers	37.3	27.4	75.7	65.7
Other (Includes Water and Gas Revenue)	31.6	24.3	68.2	51.3
Total Regulated Utility Revenue	$290.4	$200.8	$583.4	$466.1

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802